FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla")

Item 2 Date of Material Change

 February 20, 2024

Item 3 News Release

The news release was disseminated on February 20, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that, further to its news release dated January 8, 2024, it has filed on SEDAR+ an independent technical report containing an updated mineral resource estimate on the Company's Panuco silver-gold project.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that, further to its news release dated January 8, 2024, it has filed on SEDAR+ an independent technical report (the "Technical Report") containing an updated mineral resource estimate on the Company's Panuco silver-gold project. The Technical Report has an effective date of September 1, 2023 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Allan Armitage, Ph. D., P. Geo., and Ben Eggers, MAIG, P.Geo. of SGS Geological Services and Peter Mehrfert, P.Eng of Ausenco.

The Technical Report can be found under the Company's profile on SEDAR+ (www.sedarplus.ca) and is also available on the Company's website (www.vizslasilvercorp.ca).

Qualified Person

The independent Qualified Person for the updated mineral resource estimate is by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services, who has reviewed and approved the contents of this release. In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 February 20, 2024